Exhibit 99.1

Catalyst Paper gains additional support for recapitalization - extends early consent date

RICHMOND, BC, Jan. 29, 2012 /CNW/ - Catalyst Paper Corporation (TSX: CTL) announced that it has gained additional support for the proposed recapitalization transaction and now has the support of holders of approximately 79.47% of the company's 11% senior secured notes due 2016 (the Senior Secured Notes) and holders of approximately 54.96% of the company's 7 3/8% senior notes due 2014 (the Senior Notes were issued under the company's former name, Norske Skog Canada Limited).  Holders of the Senior Secured Notes and Senior Notes who are parties to the Restructuring and Support Agreement (the Agreement) (or have signed joinder agreements to the Agreement) have agreed to vote in favour of and support the recapitalization transaction. The company will continue to solicit and expects further support for the recapitalization.

The company also announced that it has extended the early consent date to 6:00 p.m. (Eastern) on January 30, 2012.  Under the Agreement, a holder of Senior Notes that signs the Agreement (or a joinder to the Agreement) on or before the early consent date is entitled to receive its share, pro rata with other holders of Senior Notes who sign on or before the early consent date, of 4.5% of the company's common shares.  These shares are in addition to the pro rata share of 15% of the company's common shares and warrants that all holders of Senior Notes are entitled to receive under the recapitalization.

Implementation of the plan of arrangement under the Canada Business Corporations Act is subject to approval by not less than 66⅔% of the votes cast by holders of each of the Senior Secured Notes and the Senior Notes at meetings to be held to consider the arrangement, the approval of the Supreme Court of British Columbia and receipt of all necessary regulatory and stock exchange approvals. In addition, the Agreement is subject to termination if a new labour agreement with all union locals at the company's Canadian mills has not been ratified by January 31, 2012.

For further details on the recapitalization, please refer to the company's news release dated January 14, 2012 and the filings of the company available on SEDAR (www.sedar.com), EDGAR (www.sec.gov and the company's web page www.catalystpaper.com).  Investors who have questions about the recapitalization may contact Nancy Turner of Perella Weinberg Partners, the financial advisor for Catalyst Paper, at 415-671-4550.

Details of the recapitalization will be provided in an information circular expected to be distributed to shareholders and holders of the Senior Secured Notes and Senior Notes in February, 2012.  The recapitalization is expected to close by March 31, 2012.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social Index® and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to implementation of the recapitalization and the benefits to the company of the recapitalization, are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including failure to obtain court and stock exchange approvals, failure to obtain the support of the holders of at least two-thirds in principal amount of the Senior Secured Notes and the Senior Notes, failure to obtain any required approvals of Catalyst's securityholders and those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2010, and our third quarter interim report available at www.sedar.com.

%CIK: 0001144906

For further information:
Investors: Brian Baarda Vice-President, Finance & CFO 604-247-4710 Alistair MacCallum Vice-President, Treasurer & Corporate Controller 604-247-4037	Media: Lyn Brown Vice-President, Marketing & Corporate Responsibility 604-247-4713

CO: Catalyst Paper Corporation

CNW 00:17e 30-JAN-12